

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

December 13, 2007

Joseph Sparacio
Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario, L5K 1B1
Canada

      Re: Imax Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed July 20, 2007
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 9, 2006
              File No. 000-24216

Dear Mr. Sparacio:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin James
                        Senior Assistant Chief Accountant